For the fiscal year ended February 28, 2002.
File number:  811-3712
Prudential Government Income Fund


SUB-ITEM 77J
Revaluation of Assets or Restatement of Capital Share Account


Distributions to shareholders, which are determined in accordance with federal income tax regulations, which may differ from generally accepted accounting principles, are recorded on the ex-dividend date. In order to present undistributed net income and accumulated net realized gains (losses) on the statement of assets and liabilities that more closely represent their tax character, certain adjustments have been made to paid-in-capital in excess of par, undistributed net investment income and accumulated net realized gain (loss) on investments. For the year ended February 28, 2002, the adjustments were to decrease distributions in excess of net investment income by $5,222,665, increase accumulated realized loss on investments by $26,427,666 and increase paid-in-capital by $21,205,001, due to certain tax adjustments from the acquisition (Note 8) and differences between financial reporting and tax accounting. Net investment income, net realized losses and net assets were not affected by this change.


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